UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Update on Resolution for Cancellation of Treasury Shares

On March 4, 2025, KB Financial Group Inc. (“KB Financial Group”) updated its previous disclosure made on its Form 6-K furnished on July 23, 2024 (the “Original Report”) regarding the resolution made by the board of directors of KB Financial Group to cancel certain of its treasury shares. Except as disclosed below, the key details remain the same as were previously disclosed in the Original Report:

Type and Number of Shares to be Cancelled	4,575,874 Common Shares

Total Number of Shares Issued	393,528,423 Common Shares

Estimated Amount of Shares to be Cancelled	KRW 399,999,958,000

Scheduled Date of Share Cancellation	May 15, 2025

Other Material Information for an Investment Decision

•  Legal basis for the cancellation of treasury shares: Article 343-1 of the Commercial Code of Korea.

•  The cancellation of these shares constitutes the cancellation of treasury shares acquired pursuant to a resolution of the board of directors, within the limits of profits available for the payment of dividends. As such, the total number of issued shares (common shares) will decrease, but there will be no reduction in the paid-in capital of KB Financial Group.

•  The “Estimated Amount of Shares to be Cancelled” above is calculated based on the book value of the shares to be cancelled as of the date of this report.

•  The above “Scheduled Date of Share Cancellation” is subject to change based on the outcome of consultations with the relevant authorities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 4, 2025	By:	/s/ Sang Rock Na
(Signature)

Name: Sang Rock Na
Title: Managing Director and Chief Financial Officer